SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D. C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of October 2017
Commission File Number: 001-06439

SONY CORPORATION
(Translation of registrant's name into English)

1-7-1 KONAN, MINATO-KU, TOKYO, 108-0075, JAPAN
(Address of principal executive offices)

The registrant files annual reports under cover of Form 20-F.

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F,

Form 20-F X	Form 40-F __

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934, Yes No X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):82-______

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SONY CORPORATION
(Registrant)

By: /s/ Kenichiro Yoshida
(Signature)
Kenichiro Yoshida
Executive Deputy President and
Chief Financial Officer

Date: October 31, 2017

List of materials

Documents attached hereto:

i) Press release Announcement Sony Corporation to Issue Stock Acquisition Rights for the Purpose of Granting Stock Options

News & Information	1-7-1 Konan, Minato-ku Tokyo, 108-0075 Japan

October 31, 2017

Sony Corporation to Issue Stock Acquisition Rights
for the Purpose of Granting Stock Options

Sony Corporation (the "Corporation") resolved at a meeting of its Board of Directors today to issue stock acquisition rights ("Stock Acquisition Rights") for the purpose of granting stock options, pursuant to the provisions of Articles 236, 238 and 239 of the Companies Act of Japan and to the approval of the Corporation's 100th Ordinary General Meeting of Shareholders held on June 15, 2017.

I. The reason the Corporation will issue Stock Acquisition Rights for the purpose of granting stock options

The Corporation will issue stock acquisition rights to corporate executive officers and employees of the Corporation, and directors (excluding outside directors, the same shall apply hereinafter), officers and employees of subsidiaries of the Corporation, for the purpose of giving them an incentive to contribute towards the improvement of the business performance of the Corporation and of its group companies (collectively the "Group") and thereby improving the business performance of the Group by making the economic interest which such directors, officers or employees will receive correspond to the business performance of the Group.

II. The principal terms of the issue

The Thirty-Fourth Series of Stock Acquisition Rights

1. Persons to whom Stock Acquisition Rights will be allocated and number of Stock Acquisition Rights to be allocated:

	Number of persons
	(Number of Stock Acquisition Rights)
Corporate executive officers of the Corporation	8	(3,200)
Employees of the Corporation	103	(1,687)
Directors of the subsidiaries of the Corporation	51	(2,168)
Officers/Employees of the subsidiaries of the Corporation	701	(6,860)
total:	863	(total: 13,915)

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2.	Class and number of shares to be issued or transferred upon exercise of Stock Acquisition Rights:
1,391,500 shares of common stock of the Corporation
The number of shares to be issued or transferred upon exercise of each Stock Acquisition Right (the "Number of Granted Shares") shall be 100 shares.

3.	Aggregate number of Stock Acquisition Rights:
13,915

4.	Payment in exchange for Stock Acquisition Rights:
Stock Acquisition Rights are issued without payment of any consideration to the Corporation.

5.	Amount of assets to be contributed upon exercise of Stock Acquisition Rights:
The amount of assets to be contributed upon exercise of each Stock Acquisition Right shall be the amount obtained by multiplying the amount to be paid per share to be issued or transferred upon exercise of Stock Acquisition Rights (the "Exercise Price") by the Number of Granted Shares. The Exercise Price shall initially be the average of the closing prices of the Common Stock in the regular trading thereof on the Tokyo Stock Exchange (each the "Closing Price") for the ten (10) consecutive trading days (excluding days on which there is no Closing Price) immediately prior to the allotment date of such Stock Acquisition Rights (any fraction less than one (1) yen arising as a result of such calculation shall be rounded up to the nearest one (1) yen); provided, however, that if such calculated price is lower than either (i) the average of the Closing Prices for the thirty (30) consecutive trading days (excluding days on which there is no Closing Price) commencing on the forty-fifth (45th) trading day immediately before the day immediately after the allotment date of Stock Acquisition Rights (any fraction less than one (1) yen arising as a result of such calculation shall be rounded up to the nearest one (1) yen), or (ii) the Closing Price on the allotment date of Stock Acquisition Rights (if there is no Closing Price on such date, the Closing Price on the immediately preceding trading day), the Exercise Price shall be the higher price of (i) or (ii) above.

6.	Period during which Stock Acquisition Rights may be exercised:
From and including November 21, 2018, up to and including November 20, 2027. If the last day of such period falls on a holiday of the Corporation, the immediately preceding business day shall be the last day of such period. The exercise of Stock Acquisition Rights during such period shall be subject to the restrictions provided for in the allocation agreement entered into by and between the Corporation and the person to whom Stock Acquisition Rights will be allocated (the "Allocation Agreement").

7.	Conditions for the exercise of Stock Acquisition Rights:
(1) No Stock Acquisition Right may be exercised in part.
(2) In the event of a resolution being passed at a general meeting of shareholders of the Corporation for an agreement for any consolidation, amalgamation or merger (other than a consolidation, amalgamation or merger in which the Corporation is the continuing corporation), or in the event of a resolution being passed at a general meeting of shareholders of the Corporation (or, where a resolution of a general meeting of shareholders is not necessary, at a meeting of the Board of Directors of the Corporation) for any agreement for share exchange (kabushiki-kokan) or any plan for share transfer (kabushiki-iten) pursuant to which the Corporation is to become a wholly-owned subsidiary of another corporation, Stock Acquisition Rights may not be exercised on and after the effective date of such consolidation, amalgamation or merger, such share exchange (kabushiki-kokan) or such share transfer (kabushiki-iten).

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(3) The exercise of the Stock Acquisition Rights shall be subject to the conditions and restrictions provided for in the Allocation Agreement.

8.	Matters concerning the amount of capital and the additional paid-in capital increased by the issuance of shares upon exercise of Stock Acquisition Rights:
(1)
The amount of capital increased by the issuance of shares upon exercise of Stock Acquisition Rights shall be the amount obtained by multiplying the maximum limit of capital increase, as calculated in accordance with the provisions of Paragraph 1, Article 17 of the Company Accounting Ordinance of Japan, by 0.5, and any fraction less than one (1) yen arising as a result of such calculation shall be rounded up to the nearest one (1) yen.

(2)
The amount of additional paid-in capital increased by the issuance of shares upon exercise of Stock Acquisition Rights shall be the amount obtained by deducting the capital to be increased, as provided in (1) above, from the maximum limit of capital increase, as also provided in (1) above.

9.	Mandatory repurchase of Stock Acquisition Rights:
Not applicable.

10.	Restrictions on the acquisition of Stock Acquisition Rights through transfer:

The Stock Acquisition Rights cannot be acquired through transfer (other than any transfer upon the death of a holder of the Stock Acquisition Rights to such holder’s estate or beneficiaries), unless such acquisition is expressly approved by the Board of Directors of the Corporation.  Transfer of the Stock Acquisition Rights shall be subject to the restrictions provided for in the Allocation Agreement.

11.	Allotment date of Stock Acquisition Rights:
November 21, 2017

The Thirty-Fifth Series of Stock Acquisition Rights

1. Persons to whom Stock Acquisition Rights will be allocated and number of Stock Acquisition Rights to be allocated:

	Number of persons
	(Number of Stock Acquisition Rights)
Corporate executive officers of the Corporation	1	(2,000)
Employees of the Corporation	2	(29)
Directors of the subsidiaries of the Corporation	24	(2,302)
Officers/Employees of the subsidiaries of the Corporation	725	(11,218)
total:	752	(total: 15,549)

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2.	Class and number of shares to be issued or transferred upon exercise of Stock Acquisition Rights:
1,554,900 shares of common stock of the Corporation
The number of shares to be issued or transferred upon exercise of each Stock Acquisition Right (the "Number of Granted Shares") shall be 100 shares.

3.	Aggregate number of Stock Acquisition Rights:
15,549

4.	Payment in exchange for Stock Acquisition Rights:
Stock Acquisition Rights are issued without payment of any consideration to the Corporation.

5.	Amount of assets to be contributed upon exercise of Stock Acquisition Rights:

The amount of assets to be contributed upon exercise of each Stock Acquisition Right shall be the amount obtained by multiplying the amount to be paid per share to be issued or transferred upon exercise of Stock Acquisition Rights (the "Exercise Price") by the Number of Granted Shares. The Exercise Price shall initially be the U.S. dollar amount obtained by dividing the average of the closing prices of the Common Stock in the regular trading thereof on the Tokyo Stock Exchange (each the "Closing Price") for the ten (10) consecutive trading days (excluding days on which there is no Closing Price) immediately prior to the allotment date of such Stock Acquisition Rights (the "Reference Yen Price") by the average of the exchange rate quotations by a leading commercial bank in Tokyo for selling spot U.S. dollars by telegraphic transfer against yen for such ten (10) consecutive trading days (the "Reference Exchange Rate") (any fraction less than one (1) cent arising as a result of such calculation shall be rounded up to the nearest one (1) cent); provided, however, that if the Reference Yen Price is lower than either (i) the average of the Closing Prices for the thirty (30) consecutive trading days (excluding days on which there is no Closing Price) commencing on the forty-fifth (45th) trading day immediately before the day immediately after the allotment date of Stock Acquisition Rights, or (ii) the Closing Price on the allotment date of Stock Acquisition Rights (if there is no Closing Price on such date, the Closing Price on the immediately preceding trading day), the Exercise Price shall be the U.S. dollar amount obtained by dividing the higher price of (i) or (ii) above by the Reference Exchange Rate (any fraction less than one (1) cent arising as a result of such calculation shall be rounded up to the nearest one (1) cent).

6.	Period during which Stock Acquisition Rights may be exercised:

From and including November 21, 2018, up to and including November 20, 2027. If the last day of such period falls on a holiday of the Corporation, the immediately preceding business day shall be the last day of such period. The exercise of Stock Acquisition Rights during such period shall be subject to the restrictions provided for in the allocation agreement entered into by and between the Corporation and the person to whom Stock Acquisition Rights will be allocated (the "Allocation Agreement").

7.	Conditions for the exercise of Stock Acquisition Rights:
(1) No Stock Acquisition Right may be exercised in part.

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(2)	In the event of a resolution being passed at a general meeting of shareholders of the Corporation for an agreement for any consolidation, amalgamation or merger (other than a consolidation, amalgamation or merger in which the Corporation is the continuing corporation), or in the event of a resolution being passed at a general meeting of shareholders of the Corporation (or, where a resolution of a general meeting of shareholders is not necessary, at a meeting of the Board of Directors of the Corporation) for any agreement for share exchange (kabushiki-kokan) or any plan for share transfer (kabushiki-iten) pursuant to which the Corporation is to become a wholly-owned subsidiary of another corporation, Stock Acquisition Rights may not be exercised on and after the effective date of such consolidation, amalgamation or merger, such share exchange (kabushiki-kokan) or such share transfer (kabushiki-iten).
(3)	The exercise of the Stock Acquisition Rights shall be subject to the conditions and restrictions provided for in the Allocation Agreement.

8.	Matters concerning the amount of capital and the additional paid-in capital increased by the issuance of shares upon exercise of Stock Acquisition Rights:
(1)
The amount of capital increased by the issuance of shares upon exercise of Stock Acquisition Rights shall be the amount obtained by multiplying the maximum limit of capital increase, as calculated in accordance with the provisions of Paragraph 1, Article 17 of the Company Accounting Ordinance of Japan, by 0.5, and any fraction less than one (1) yen arising as a result of such calculation shall be rounded up to the nearest one (1) yen.

(2)
The amount of additional paid-in capital increased by the issuance of shares upon exercise of Stock Acquisition Rights shall be the amount obtained by deducting the capital to be increased, as provided in (1) above, from the maximum limit of capital increase, as also provided in (1) above.

9.	Mandatory repurchase of Stock Acquisition Rights:
Not applicable.

10.	Restrictions on the acquisition of Stock Acquisition Rights through transfer:

The Stock Acquisition Rights cannot be acquired through transfer (other than any transfer upon the death of a holder of the Stock Acquisition Rights to such holder's estate or beneficiaries), unless such acquisition is expressly approved by the Board of Directors of the Corporation. Transfer of the Stock Acquisition Rights shall be subject to the restrictions provided for in the Allocation Agreement.

11.	Allotment date of Stock Acquisition Rights:
November 21, 2017

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